SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	2018FY Q2 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: October 31, 2018

Jaguar Land Rover Automotive plc Draft Interim Report For the three and six month period ended 30 September 2018 Company registered number: 06477691

Contents

Management’s discussion and analysis of financial condition and results of operations

Condensed consolidated financial statements

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 3 on page 15 defines a series of alternative performance measures

EBITDA margin	measured as EBITDA as a percentage of revenue.

EBIT margin	measured as EBIT as a percentage of revenue.

In this Interim Report underlying EBITDA and EBIT excludes the one-off credit relating to changes made to the Company’s pension plans in Q1 FY18 and recoveries in Q1 FY18 relating to the Tianjin port explosion.

PBT	profit before tax.

PAT	profit after tax.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings (as disclosed in note 18 to the condensed consolidated financial statements).

Q2 FY19	3 months ending 30 September 2018.

Q2 FY18	3 months ended 30 September 2017.

H2 FY19	6 months ending 30 September 2018.

H2 FY18	6 months ended 30 September 2017.

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Q2 FY19 was a disappointing quarter with revenue of £5.6n billion, down 11% year on year and a loss before tax of £90 million. The results primarily reflect lower than expected sales (retails 129.9k down 13%) mainly due to more difficult market conditions experienced in China and continuing diesel weakness in Europe and the UK.

Key metrics for Q2 FY19 results, compared to Q2 FY18, are as follows:

•	Retail sales of 129.9k units (including the China JV), down 13.2%

•	Wholesales of 130.7k units (including the China JV), down 14.7%

•	Revenue of £5.6 billion, down from £6.3 billion

•	Loss before tax £90 million, compared to £382 million PBT

•	Loss after tax £101 million, compared to PAT of £306 million

•	EBITDA margin was 9.1% and EBIT margin was (0.7)%

•	Free cash flow was negative £624 million after total product and other investment spending of £1 billion and £114 million of working capital outflows

Market environment

•

China has seen relatively slow GDP growth of 6.5% in Q2 (lowest since financial crisis) and the auto market has deteriorated with industry sales down 7.7% (12% in Sept) primarily due to general uncertainty created by tariff changes and increasing trade tensions

•

The US continues to show strong GDP growth of over 3%, driven by positive consumer and business confidence, however, rising interest rates and cyclicality are weighing on the auto market which was down 3% with continuing high incentives and there remains a risk of increased tariffs on European imports

•

UK GDP remains weaker (1.4%) with low consumer confidence and inflation above target from the weak pound relating to Brexit and the auto market was down 10.2%, exacerbated by continuing weak diesel demand and the new emissions testing certification requirements (WLTP)

•	Europe continues to see solid GDP growth and the auto market was up 4.3% although diesel sales are down and WLTP weighed on the market in September in particular

Total automotive industry car volumes (units)

	Q2 FY19	Q2 FY18	Change (%)
China	5,439,900	5,896,200	(7.7)%
Europe (excluding UK)	2,360,349	2,262,707	4.3%
UK	596,826	664,600	(10.2)%
US	4,266,075	4,399,610	(3.0)%
Other markets (excl. South Korea)	3,252,242	3,201,287	1.6%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover Q2 FY19 sales volumes year-on-year performance

Total retail sales were 129,887 units, down 13.2%, primarily as a result of more challenging market conditions in China where retails were down 43.8% year on year. Retail sales were also down in Europe (11.9%) and in North America (4.6%). Retails were down slightly 0.6% in the UK, and up 8.2% in Overseas markets, outperforming industry volumes in each market. Sales of new models including the Velar (up 6.5k units), E-PACE (10.3k units) and I-PACE (1.1k units) were more than offset by lower sales of models later in their life cycle including Discovery Sport and Evoque (down 11.1k units and 9.9k units respectively).

Wholesales (including the China JV) totalled 130,652 units, down 14.7%. By region, wholesales were down in China (39.4%), Europe (12.6%), the UK (8.7%), North America (1.1%) and Overseas (0.8%).

Jaguar Land Rover’s Q2 FY19 retail sales (including the China JV) by key region and model is detailed in the following table:

	Q2 FY19	Q2 FY18	Change (%)
UK	29,679	29,860	(0.6%)
North America	30,293	31,765	(4.6%)
Europe	25,485	28,928	(11.9%)
China[1]	21,096	37,564	(43.8%)
Overseas	23,334	21,573	8.2%

Total JLR	129,887	149,690	(13.2%)

F-PACE	12,490	18,252	(31.6%)
I-PACE	1,073	—	n/a
E-PACE[1]	10,322	—	n/a
F-TYPE	2,038	2,396	(14.9%)
XE1	7,683	8,831	(13.0%)
XF1	7,419	10,256	(27.7%)
XJ	915	2,525	(63.8%)

Jaguar[1]	41,940	42,260	(0.8%)

Discovery Sport[1]	19,294	30,357	(36.4%)
Discovery	10,934	12,336	(11.4%)
Range Rover Evoque[1]	14,495	24,424	(40.7%)
Range Rover Velar	15,255	8,709	75.2%
Range Rover Sport	16,098	18,590	(13.4%)
Range Rover	11,871	13,013	(8.8%)
Discontinued Models	—	1	n/a

Land Rover[1]	87,947	107,430	(18.1%)

Total JLR	129,887	149,690	(13.2%)

1

China JV retail volume in Q2 FY19 was 12,531 units (5,310 units of Discovery Sport, 1,587 units of Evoque, 2,668 units of Jaguar XFL, 2,607 units of Jaguar XEL and 359 units of Jaguar E-PACE). China JV retail volume in Q2 FY18 was 21,728 units (11,274 units of Discovery Sport, 4,856 units of Evoque, 5,598 units of Jaguar XFL)

Q2 FY19 revenue and profits

For the quarter ended 30 September 2018, revenue was £5.6 billion, down £687 million year on year, primarily reflecting the challenging market conditions, particularly in China.

The loss before tax was £90 million, down from PBT of £382 million in Q2 FY18, reflecting:

•	22.6k units of lower wholesales (-£324 million), primarily in China

•	Warranty provision actions (-£39 million)

•	Higher material and new plant costs (-£102 million)

•	Higher depreciation and amortisation (-£74 million)

•	Reductions in other costs (including marketing) (£93 million)

•	Other (including incentives, FX and commodities) (-£26 million)

EBITDA was £511 million (9.1% margin) and the loss before interest and tax was £(38) million (-0.7% margin) in Q2 FY19, compared to EBITDA of £746 million (11.8% margin) and EBIT of £329 million (5.2% margin) in Q2 FY18. The loss after tax was £101 million in Q2 FY19, compared to the PAT of £306 million in Q2 FY18.

Revenue was £10.9 billion in H1 FY19 compared to £11.9 billion for the same period last year, generating a loss before tax of £354 million compared to PBT of £953 million in H1 FY18 (which included a £437 million one-off pension credit). EBITDA in H1 FY19 was £836 million (7.7% margin) compared to £1.2 billion (10.0% margin) in H1 FY18 and the loss before interest and tax in H1 FY19 was £232 million (-2.1% margin) compared to EBIT of £398 million (3.3% margin) in H1 FY18. The loss after tax in H1 FY19 was £311 million compared to PAT of £758 million (including the £437 million one-off pre-tax pension credit) in H1 FY18.

Cash flow, liquidity and capital resources

Free cash flow was negative £624 million after £1 billion of total product and other investment spending and £114 million of working capital outflows in Q2 FY19. In the quarter, £882 million of investment spending was capitalised and £113 million was expensed through the income statement.

Cash and financial deposits at 30 September 2018 stood at £2.6 billion (comprising £1.8 billion of cash and cash equivalents and £0.8 billion of short term deposits and other investments) after the negative free cash flow and proceeds from a €500 million 4.5% bond issued in September 2018. The cash and financial deposits include an amount of £373 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 30 September 2018, the Company also had an undrawn revolving credit facility totalling £1.9 billion, maturing in July 2022, and £31 million equivalent for an unutilised short-term uncommitted receivable factoring facility.

Debt

The following table shows details of the Company’s financing arrangements as at 30 September 2018:

(£ millions)	Facility amount	Amount outstanding	Undrawn amount

£400m 5.000% Senior Notes due Feb 2022**	400	400	—
£400m 3.875% Senior Notes due Mar 2023**	400	400	—
£300m 2.750% Senior Notes due Jan 2021	300	300	—
$500m 5.625% Senior Notes due Feb 2023*	383	383	—
$700m 4.125% Senior Notes due Dec 2018**	536	536	—
$500m 4.250% Senior Notes due Nov 2019**	383	383	—
$500m 3.500% Senior Notes due Mar 2020**	383	383	—
$500m 4.500% Senior Notes due Oct 2027	362	362	—
€650m 2.200% Senior Notes due Jan 2024	578	578	—
€500m 4.500% Senior Notes due Jan 2026	444	444	—
Revolving 5 year credit facility	1,935	—	1,935
Invoice discounting facilities***	226	195	31
Finance lease obligations	19	19	—

Subtotal	6,349	4,383	1,966

Prepaid costs	—	(25)	—

Total	6,349	4,358	1,966

*

Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.

**	Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.
***	$295 million uncommitted receivables factoring facility with Jaguar Land Rover Limited as the borrower and guaranteed by Jaguar Land Rover Holdings Limited.

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, including those discussed on pages 80-83 of the Annual Report 2017-18 of the Group (available at www.jaguarlandrover.com) along with mitigating factors. The principal risks discussed in the Group’s Annual Report 2017-18 are competitive business efficiency, global economic and geopolitical environment, brand positioning, environmental regulations and compliance, diesel uncertainty, unethical and prohibited business practices, information and cyber security, rapid technology change, exchange rate fluctuations and product liability and recalls.

Acquisitions and disposals

There were no material acquisitions or disposals in Q2 FY19.

Off-balance sheet financial arrangements

In Q2 FY19 the Company had no off-balance sheet financial arrangements (see note 23) other than to the extent disclosed in the condensed consolidated financial statements in this Interim Report, starting on page 8.

Post balance sheet items

In October, the Company signed a loan agreement with a syndicate of banks for $1 billion and has drawn down the full amount. The loan has a final maturity on 31st January 2025, with 20% amortising on 31  October 2022.

Related party transactions

Related party transactions for Q2 FY19 are disclosed in note 26 to the condensed consolidated financial statements disclosed on page 28 of this Interim Report. There have been no material changes in the related party transactions described in the latest annual report.

Employees

At the end of Q2 FY19, Jaguar Land Rover employed 43,515 people worldwide, including agency personnel, compared to 41,906 at the end of Q2 FY18.

Board of directors

Ms Hanne Sorensen was appointed as a director of the Jaguar Land Rover Automotive plc Board, effective 15 August 2018. The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed as Director
Natarajan Chandrasekaran	Chairman	2017
Professor Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Andrew M. Robb	Director	2009
Nasser Mukhtar Munjee	Director	2012
Mr P B Balaji	Director	2017
Hanne Sorensen	Director	2018

Condensed Consolidated Income Statement

		Three months ended		Six months ended
(£ millions)	Note	30 September 2018	30 September 2017 *Restated	30 September 2018	30 September 2017 *Restated
Revenue	5	5,635	6,322	10,857	11,921

Material and other cost of sales excluding exceptional item		(3,559)	(4,001)	(6,925)	(7,566)
Exceptional item	4	—	—	—	1
Material and other cost of sales		(3,559)	(4,001)	(6,925)	(7,565)
Employee costs		(704)	(662)	(1,437)	(1,318)
Employee costs - pension past service credit	22	—	—	—	437
Other expenses		(1,358)	(1,370)	(2,628)	(2,648)
Engineering costs capitalised	6	418	410	844	765
Other income		43	127	100	188
Depreciation and amortisation		(552)	(478)	(1,101)	(928)
Foreign exchange loss and fair value adjustments		(1)	(9)	(71)	(7)
Finance income	7	5	7	15	16
Finance expense (net)	7	(20)	(25)	(41)	(46)
Share of profit from equity accounted investments		3	61	33	138

(Loss)/profit before tax		(90)	382	(354)	953

Income tax (expense)/credit	12	(11)	(76)	43	(195)

(Loss)/profit for the period		(101)	306	(311)	758

Attributable to:
Owners of the Company		(102)	306	(313)	758
Non-controlling interests		1	—	2	—

*	See note 2 for details of the restatement due to changes in accounting policies.

The notes on pages 13 to 28 are an integral part of these consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended		Six months ended
(£ millions)	30 September 2018	30 September 2017 *Restated	30 September 2018	30 September 2017 *Restated
(Loss)/profit for the period	(101)	306	(311)	758
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(156)	77	149	(42)
Gain on effective cash flow hedges of inventory	32	—	51	—
Income tax related to items that will not be reclassified	21	(13)	(37)	6

	(103)	64	163	(36)

Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)	234	611	(35)	1,779
Currency translation differences	(16)	(6)	(4)	(8)
Income tax related to items that may be reclassified	(44)	(117)	7	(337)

	174	488	(32)	1,434

Other comprehensive income net of tax	71	552	131	1,398

Total comprehensive (expense)/income attributable to shareholders	(30)	858	(180)	2,156

Attributable to:
Owners of the Company	(31)	858	(182)	2,156
Non-controlling interests	1	—	2	—

*	See note 2 for details of the restatement due to changes in accounting policies.

The notes on pages 13 to 28 are an integral part of these consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 September 2018	31 March 2018 *Restated
Non-current assets
Equity accounted investments		529	516
Other financial assets	9	273	414
Property, plant and equipment		7,586	7,417
Intangible assets	14	7,067	6,763
Other non-current assets		145	82
Deferred tax assets		473	413

Total non-current assets		16,073	15,605

Current assets
Cash and cash equivalents		1,833	2,626
Short-term deposits and other investments		777	2,031
Trade receivables		1,284	1,612
Other financial assets	9	461	494
Inventories	10	4,404	3,767
Other current assets	11	674	630
Current tax assets		21	10

Total current assets		9,454	11,170

Total assets		25,527	26,775

Current liabilities
Accounts payable		6,529	7,614
Short-term borrowings	18	730	652
Other financial liabilities	15	1,093	1,189
Provisions	16	754	758
Other current liabilities	17	646	547
Current tax liabilities		74	160

Total current liabilities		9,826	10,920

Non-current liabilities
Long-term borrowings	18	3,609	3,060
Other financial liabilities	15	280	281
Provisions	16	1,104	1,055
Retirement benefit obligation	22	248	438
Other non-current liabilities		466	454
Deferred tax liabilities		514	583

Total non-current liabilities		6,221	5,871

Total liabilities		16,047	16,791

Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	20	7,806	8,308

Total equity attributable to shareholders		9,474	9,976

Non-controlling interests		6	8

Total equity		9,480	9,984

Total liabilities and equity		25,527	26,775

*	See note 2 for details of the restatement due to changes in accounting policies.

The notes on pages 13 to 28 are an integral part of these consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 31 October 2018.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Equity attributable to Shareholders	Non- controlling interests	Total equity
Balance at 1 April 2018 *Restated	1,501	167	8,308	9,976	8	9,984
Adjustment on initial application of IFRS 9 (net of tax)	—	—	(27)	(27)	—	(27)

Adjusted balance at 1 April 2018	1,501	167	8,281	9,949	8	9,957

(Loss)/profit for the period	—	—	(313)	(313)	2	(311)
Other comprehensive income for the period	—	—	131	131	—	131

Total comprehensive (expense)/income	—	—	(182)	(182)	2	(180)

Amounts removed from hedge reserve and recognised in inventory	—	—	(84)	(84)	—	(84)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	16	16	—	16
Distribution to non-controlling interest	—	—	—	—	(4)	(4)
Dividend	—	—	(225)	(225)	—	(225)

Balance at 30 September 2018	1,501	167	7,806	9,474	6	9,480

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves *Restated	Equity attributable to Shareholders *Restated	Non- controlling interests	Total equity *Restated
Balance at 1 April 2017	1,501	167	4,913	6,581	—	6,581
Profit for the period	—	—	758	758	—	758
Other comprehensive income for the period	—	—	1,398	1,398	—	1,398

Total comprehensive income	—	—	2,156	2,156	—	2,156

Dividend	—	—	(150)	(150)	—	(150)
Acquisition of non-controlling interest	—	—	—	—	11	11

Balance at 30 September 2017	1,501	167	6,919	8,587	11	8,598

*	See note 2 for details of the restatement due to changes in accounting policies.

The notes on pages 13 to 28 are an integral part of these consolidated financial statements.

Condensed Consolidated Cash Flow Statement

		Three months ended		Six months ended
(£ millions)	Note	30 September 2018	30 September 2017	30 September 2018	30 September 2017
Cash flows generated from/(used in) operating activities
Cash generated from/(used in) operations	25	421	1,009	(277)	753
Dividends received		—	53	22	53
Income tax paid		(96)	(71)	(178)	(175)

Net cash generated from/(used in) operating activities		325	991	(433)	631

Cash flows used in investing activities
Purchases of other investments		(1)	(1)	(1)	(21)
Investment in associates		(2)	—	(2)	—
Investment in other restricted deposits		(10)	(6)	(13)	(8)
Redemption of other restricted deposits		3	5	15	8
Movements in other restricted deposits		(7)	(1)	2	—
Investment in short-term deposits		(472)	(1,523)	(1,120)	(2,595)
Redemption of short-term deposits		1,195	1,776	2,425	2,973
Movements in short-term deposits		723	253	1,305	378
Purchases of property, plant and equipment		(456)	(512)	(891)	(990)
Proceeds from sale of property, plant and equipment		1	—	1	—
Cash paid for intangible assets		(423)	(437)	(955)	(840)
Acquisition of subsidiary (net of cash acquired)		—	12	—	12
Finance income received		6	8	16	17

Net cash used in investing activities		(159)	(678)	(525)	(1,444)

Cash flows used in financing activities
Finance expenses and fees paid		(55)	(53)	(86)	(77)
Proceeds from issuance of long-term borrowings		449	—	449	—
Proceeds from issuance of short-term borrowings		209	89	406	225
Repayment of short-term borrowings		(216)	(159)	(379)	(306)
Payments of finance lease obligations		(1)	—	(2)	(1)
Dividends paid		—	(90)	(225)	(150)

Net cash used in financing activities		386	(213)	163	(309)

Net decrease in cash and cash equivalents		552	100	(795)	(1,122)
Cash and cash equivalents at beginning of period		1,294	1,637	2,626	2,878
Effect of foreign exchange on cash and cash equivalents		(13)	(13)	2	(32)

Cash and cash equivalents at end of period		1,833	1,724	1,833	1,724

The notes on pages 13 to 28 are an integral part of these consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 19.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2018, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2018.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended

31 March 2018, as described in those financial statements except as described below.

Change in accounting policies

The Group has had to change its accounting policy and make retrospective adjustments as a result of adopting the following new standards:

•	IFRS 9 ‘Financial Instruments’

•	IFRS 15 ‘Revenue from contracts with customers’

The impact of the adoption of these standards and the new accounting policies are disclosed in note 2.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2018.

2	Change in accounting policies

This note explains the impact of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on the Group’s financial statements which have been applied from 1 April 2018.

IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities and introduces a new impairment model for financial assets and new rules for hedge accounting.

The Group has undertaken an assessment of classification and measurement on transition and has not identified a material impact on the financial statements given that equity investments which are not equity accounted are valued at fair value through profit or loss.

The Group has undertaken an assessment of the impairment provisions, especially with regards to trade receivables and has applied the simplified approach under the standard. For all principal markets, the Group operates with major financial institutions who take on the principal risks of sales to customers and consequently the Group receive full payment for these receivables between 0–30 days. Therefore the Group has concluded that there is no material impact under the standard for remeasurement of impairment provisions.

The Group has undertaken an assessment of its hedge relationships and has concluded that the Group’s current hedge relationships qualified as continuing hedges upon the adoption of IFRS 9. The Group has identified a change with respect to the treatment of the cost of hedging, specifically the time value of the foreign exchange options and foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps. The time value of foreign exchange options and the foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps is now recorded in a separate component of the statement of comprehensive income. Foreign exchange gains/(losses) for non-financial items will now be recognised as an adjustment to that non-financial item (i.e. inventory) when recorded on the consolidated balance sheet and this adjustment has been made on a prospective basis from 1 April 2018. A transition adjustment has been recognised for this.

Notes (forming part of the condensed consolidated interim financial statements)

2	Change in accounting policies (continued)

As required under the transition rules of IFRS 9, comparative periods have been restated only for the retrospective application of the cost of hedging approach for the time value of the foreign exchange options and also voluntarily application for foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps. Accordingly, the information presented for prior periods is not wholly comparable to the information presented for current year. The financial impact of this change is as follows:

Balance sheet item (£ millions)	Change as at 31 March 2018 as a result of adoption of IFRS 9	Reason for change
Retained earnings	(22)	Time value of options recognised in Cost of Hedge Reserve as per IFRS 9.

Hedge reserve	64	Basis spread adjustment recognised as a separate component of OCI.

Cost of hedge reserve	(46)	Time value of options and basis spread adjustment recognised as a separate component of OCI.

In addition, under the published change issued by the IASB in February 2018 regarding the modification of financial liabilities, an additional charge of £5 million has been recognised for the financial year ended 31 March 2018 representing the loss recognised on the modification of the Group’s undrawn revolving credit facility.

The income statement impact for the adoption of IFRS 9 was a reduction in ‘profit before tax’ of £27 million and a £22 million reduction in ‘profit after tax’ for the 6 month period ended 30 September 2017.

IFRS 15 Revenue from Contracts with Customers replaces IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations (such as IFRIC 13 Customer Loyalty Programmes).

The Group has applied the modified retrospective application approach and has not restated prior comparative financial information.

The primary impact on the Group relates to consideration payable to customers, which the standard defines as discounts, rebates, refunds or other forms of disbursement to customers (such as retailers) or end customers (as part of the overall distribution chain), where a service is not received in return and, if a service is received in return, where it cannot be fair-valued. The treatment of such items is a reclassification of marketing expenses to revenue reductions and this totalled £42 million for the 6 month period ended 30 September 2018.

Other specific impacts on the Group relates to the treatment of associated vehicle sale performance obligations, and the assessment of principal versus agent in providing or arranging for storage, freight and in-transit insurance alongside the sale of a vehicle. These transport arrangements are made when delivering vehicles to retailers across the global network. The Group has determined that it is an agent in providing these services, and has amended the presentation of these amounts from a gross basis (i.e. revenues and costs separately) to a net basis (where consideration received will be presented net of associated costs in the income statement). The financial impact of this change is a reclassification of costs against revenue of £154 million for the 6 month period ended 30 September 2018.

The Group has reclassified royalty income and incremental income from customers from ‘Other income’ to ‘Revenue’ and this totalled £66 million for the 6 month period ended 30 September 2018. The result of the changes discussed above has not materially impacted profit before tax or the Group’s EBIT for the 6 month period ended 30 September 2018.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used within this Annual Report are defined below.

Alternative Performance Measure	Definition

EBITDA	EBITDA is defined as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, share of profit/loss from equity accounted investments, depreciation and amortisation.

EBIT	EBIT is defined as for EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Free cash flow	Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow before financing also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments and expensed research and development costs.

Operating cash flow before investment	Free cash flow before financing excluding total product and other investment.

Working capital	Changes in assets and liabilities as presented in note 25. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in EBIT or EBITDA.

Retail sales	Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesale sales	Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales.

The Group uses EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Reconciliations between these alternative performance measures and statutory reported measures are shown on the next pages.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

EBIT and EBITDA

		Three months ended		Six months ended
(£ millions)	Note	30 September 2018	30 September 2017 *Restated	30 September 2018	30 September 2017 *Restated
EBITDA		511	746	836	1,188
Depreciation and amortisation		(552)	(478)	(1,101)	(928)
Share of profit from equity accounted investments		3	61	33	138

EBIT		(38)	329	(232)	398

Foreign exchange (loss)/gain on derivatives		(11)	8	(21)	73
Unrealised (loss)/gain on commodities		(20)	49	(19)	41
Foreign exchange (loss)/gain and fair value adjustments on loans		(8)	16	(61)	50
Foreign exchange gain/(loss) on economic hedges of loans		2	(2)	5	(17)
Finance income	7	5	7	15	16
Finance expense (net)	7	(20)	(25)	(41)	(46)
Pension past service credit		—	—	—	437
Exceptional item	4	—	—	—	1

(Loss)/profit before tax		(90)	382	(354)	953

Retail and wholesales

	Three months ended		Six months ended
Units	30 September 2018	30 September 2017	30 September 2018	30 September 2017
Retail sales	129,887	149,690	275,397	287,153
Wholesales*	117,617	131,334	226,405	249,250

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q2 FY19 13,035 units, Q2 FY18 21,876 units, FY19 YTD 35,807 units, FY18 YTD 42,436 units.

Free cash flow

		Three months ended		Six months ended
(£ millions)	Note	30 September 2018	30 September 2017 *Restated	30 September 2018	30 September 2017 *Restated
Net cash generated from/(used in) operating activities		325	991	(433)	631
Net cash used in investing activities		(159)	(678)	(525)	(1,444)

Net cash generated from/(used in) operating and investing activities		166	313	(958)	(813)

Finance expenses and fees paid		(55)	(53)	(86)	(77)
Payments of finance lease obligations		(1)	—	(2)	(1)
Adjustments for
Movements in short-term deposits		(723)	(253)	(1,305)	(378)
Foreign exchange gain/(loss) on short term deposits	25	2	(19)	51	(32)
Effect of foreign exchange on cash and cash equivalents		(13)	(13)	2	(32)

Free cash flow		(624)	(25)	(2,298)	(1,333)

*	See note 2 for details of the restatement due to changes in accounting policies.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Total product and other investment

		Three months ended		Six months ended
(£ millions)	Note	30 September 2018	30 September 2017	30 September 2018	30 September 2017
Purchases of property, plant and equipment		456	512	891	990
Cash paid for intangible assets		423	437	955	840
Research and development expensed	6	113	83	212	177
Purchases of other investments		1	1	1	21
Investment in associates		2	—	2	—

Total product and other investment		995	1,033	2,061	2,028

4	Exceptional item

The exceptional item within ‘Material and other cost of sales’ of £1 million for the six months ended 30 September 2017 relates to the recovery of import duties and taxes following the explosion at the port of Tianjin (China) in August 2015 which led to a reversal of the initial provision recorded in the quarter ended 30 September 2015.

5	Disaggregation of revenue

The table below provides a further breakdown of the revenue from continuing operations:

	Three months ended		Six months ended
(£ millions)	30 September 2018	30 September 2017	30 September 2018	30 September 2017
Vehicles, parts and accessories	5,603	6,466	10,832	12,247
Other	235	239	489	487

Total revenue recognised at a point in time	5,838	6,705	11,321	12,734

Revenue recognised over time	19	8	29	16
Realised revenue hedges	(222)	(391)	(493)	(829)

Total revenue	5,635	6,322	10,857	11,921

6	Research and development

	Three months ended		Six months ended
(£ millions)	30 September 2018	30 September 2017	30 September 2018	30 September 2017
Total research and development costs incurred	531	493	1,056	942
Research and development expensed	(113)	(83)	(212)	(177)

Development costs capitalised	418	410	844	765

Interest capitalised	26	23	50	45
Research and development expenditure credit	(27)	(26)	(56)	(48)

Total internally developed intangible additions	417	407	838	762

Notes (forming part of the condensed consolidated interim financial statements)

7	Finance income and expense

	Three months ended		Six months ended
(£ millions)	30 September 2018	30 September 2017 *Restated	30 September 2018	30 September 2017 *Restated
Finance income	5	7	15	16

Total finance income	5	7	15	16

Total interest expense on financial liabilities measured at amortised cost	(44)	(44)	(91)	(83)
Interest income on derivatives designated as a fair value hedge of financial liabilities	1	—	3	—
Unwind of discount on provisions	(7)	(8)	(13)	(13)
Interest capitalised	30	27	60	50

Total finance expense (net)	(20)	(25)	(41)	(46)

*	See note 2 for details of the restatement due to changes in accounting policies.

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the six months ended 30 September 2018 was 4.1% (six months ended 30 September 2017: 4.0%).

8	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

(£ millions)	Six months ended 30 September 2018	Year ended 31 March 2018
At beginning of period/year	50	60
Charged during the period/year	3	3
Utilised during the period/year	(1)	(4)
Unused amounts reversed during the period/year	—	(1)
Foreign currency translation	(5)	(8)

At end of period/year	47	50

9	Other financial assets

As at (£ millions)	30 September 2018	31 March 2018
Non-current
Warranty reimbursement and other receivables	108	116
Restricted cash	6	6
Derivative financial instruments	153	286
Other	6	6

Total other non-current financial assets	273	414

Current
Warranty reimbursement and other receivables	94	98
Restricted cash	11	12
Derivative financial instruments	255	264
Contract assets	48	35
Other	53	85

Total other current financial assets	461	494

10	Inventories

As at (£ millions)	30 September 2018	31 March 2018
Raw materials and consumables	140	93
Work-in-progress	366	335
Finished goods	3,918	3,339
Inventory basis adjustment	(20)	—

Total inventories	4,404	3,767

Notes (forming part of the condensed consolidated interim financial statements)

11	Other current assets

As at (£ millions)	30 September 2018	31 March 2018
Recoverable VAT	374	329
Prepaid expenses	186	177
Research and development credit	114	114
Other	—	10

Total other current assets	674	630

12	Taxation

Recognised in the income statement

The income tax for the six month period ended 30 September 2018 and 30 September 2017 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

13	Capital expenditure

Capital expenditure in the six month period was £695 million (six month period to 30 September 2017: £1,232 million) on property, plant and equipment and £889 million (six month period to 30 September 2017: £797 million) was capitalised as intangible assets (excluding research and development expenditure credits). £18 million of heritage assets have been written down during the six month period ended 30 September 2018 (six month period to 30 September 2017: £nil). There were no material disposals or change in the use of assets.

14	Intangible assets

The Group has updated the cash flow forecast for 2018/2019 used to calculate the recoverable amount of the Group’s single cash-generating unit as at 30 September 2018 and has undertaken additional sensitivities on certain key inputs into the value in use model and concluded that a full impairment test is not required.

As disclosed on page 82–83 of the Group’s Annual Report for the year ended 31 March 2018, the Group considers the key assumptions in the cash flow forecasts to be sales volumes, exchange rates, commodity rates, production capacity and costs and capital expenditure. It continues to monitor on a periodic basis the impact of certain future strategic (implications of Brexit, increasing tariffs), operational (diesel uncertainty), legal and compliance (environmental regulations and compliance) and financial risks (competitive business efficiency, exchange rate fluctuations) in order to assess whether an impairment trigger has occurred.

The Group continues to assess the potential impacts of Brexit and increasing tariffs. Until the Brexit negotiations are sufficiently concluded, it is not possible to determine with certainty the full financial impact to the Group and impact on the value in use calculation, if any.

15	Other financial liabilities

As at (£ millions)	30 September 2018	31 March 2018
Current
Finance lease obligations	3	3
Interest accrued	43	32
Derivative financial instruments	548	668
Liability for vehicles sold under a repurchase arrangement	499	479
Other	—	7

Total current other financial liabilities	1,093	1,189

Non-current
Finance lease obligations	16	16
Derivative financial instruments	257	257
Other	7	8

Total non-current other financial liabilities	280	281

Notes (forming part of the condensed consolidated interim financial statements)

16	Provisions

As at (£ millions)	30 September 2018	31 March 2018
Current
Product warranty	637	613
Legal and product liability	98	119
Provision for residual risk	8	7
Provision for environmental liability	10	11
Other employee benefits obligations	1	8

Total current provisions	754	758

Non-current
Product warranty	1,005	980
Legal and product liability	43	24
Provision for residual risk	31	28
Provision for environmental liability	16	16
Other employee benefits obligations	9	7

Total non-current provisions	1,104	1,055

(£ millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Total
Balance at 1 April 2018	1,593	143	35	27	15	1,813
Provision made during the period*	427	42	11	4	4	488
Provision used during the period	(391)	(43)	(2)	(3)	(8)	(447)
Unused amounts reversed in the period	—	(3)	(7)	(2)	(1)	(13)
Impact of discounting	13	—	—	—	—	13
Foreign currency translation	—	2	2	—	—	4

Balance at 30 September 2018	1,642	141	39	26	10	1,858

*	Included in ‘Provisions made during the period’ is £(7) million arising in connection with warranty arrangements with suppliers that are classified in ‘Other financial assets’.

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefits obligations

This provision relates to the LTIP scheme for certain employees.

Notes (forming part of the condensed consolidated interim financial statements)

17	Other current liabilities

As at (£ millions)	30 September 2018	31 March 2018
Liabilities for advances received	72	40
Contract liabilities	283	244
VAT	183	195
Other taxes payable	76	43
Other	32	25

Total current other liabilities	646	547

18	Interest bearing loans and borrowings

As at (£ millions)	30 September 2018	31 March 2018
Short-term borrowings
Bank loans	195	155
Current portion of long-term EURO MTF listed debt	535	497

Total short-term borrowings	730	652

Long-term borrowings
EURO MTF listed debt	3,609	3,060

Total long-term borrowings	3,609	3,060

Finance lease obligations	19	19

Total debt	4,358	3,731

19	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2018.

The following tables show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	30 September 2018		31 March 2018
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value
Short-term deposits and other investments	777	777	2,031	2,031
Other financial assets - current	461	461	494	494
Other financial assets - non-current	273	273	414	414

Total financial assets	1,511	1,511	2,939	2,939

Short-term borrowings	730	732	652	655
Long-term borrowings	3,609	3,485	3,060	3,090
Other financial liabilities - current	1,093	1,093	1,189	1,189
Other financial liabilities - non-current	280	280	281	281

Total financial liabilities	5,712	5,590	5,182	5,215

Notes (forming part of the condensed consolidated interim financial statements)

20	Reserves

The movement in reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2018 *Restated	(333)	(281)	(46)	8,968	8,308
Adjustment on initial application of IFRS 9 (net of tax)	—	(29)	2	—	(27)
Adjusted balance at 1 April 2018	(333)	(310)	(44)	8,968	8,281
Loss for the period	—	—	—	(313)	(313)
Remeasurement of defined benefit obligation	—	—	—	149	149
(Loss)/gain on effective cash flow hedges	—	(563)	34	—	(529)
Gain/(loss) on effective cash flow hedges of inventory	—	57	(6)	—	51
Income tax related to items recognised in other comprehensive income	—	96	(5)	(27)	64
Cash flow hedges reclassified to profit and loss	—	488	6	—	494
Income tax related to items reclassified to profit or loss	—	(93)	(1)	—	(94)
Amounts removed from hedge reserve and recognised in inventory	—	(94)	10	—	(84)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	18	(2)	—	16
Currency translation differences	(4)	—	—	—	(4)
Dividend	—	—	—	(225)	(225)

Balance at 30 September 2018	(337)	(401)	(8)	8,552	7,806

(£ millions)	Translation reserve	Hedging reserve *Restated	Cost of hedging reserve *Restated	Retained earnings *Restated	Total reserves *Restated
Balance at 1 April 2017	(329)	(2,232)	(75)	7,549	4,913
Profit for the period	—	—	—	758	758
Remeasurement of defined benefit obligation	—	—	—	(42)	(42)
Gain on effective cash flow hedges	—	1,014	43	—	1,057
Income tax related to items recognised in other comprehensive income	—	(195)	(5)	6	(194)
Cash flow hedges reclassified to profit and loss	—	712	10	—	722
Income tax related to items reclassified to profit or loss	—	(137)	—	—	(137)
Currency translation differences	(8)	—	—	—	(8)
Dividend	—	—	—	(150)	(150)

Balance at 30 September 2017	(337)	(838)	(27)	8,121	6,919

*	See note 2 for details of the restatement due to changes in accounting policies.

21	Dividends

During the three month periods ended 30 September 2018 and 30 September 2017, no ordinary share dividends were proposed.

During the six months ended 30 September 2018, an ordinary share dividend of £225 million was proposed and paid. During the six months ended 30 September 2017, an ordinary share dividend of £150 million was proposed and paid.

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operate defined benefit pension schemes.

(£ millions)	Six months ended 30 September 2018	Year ended 31 March 2018
Change in defined benefit obligation
Defined benefit obligation at beginning of the period	8,320	9,969
Current service cost	86	217
Past service credit	—	(437)
Interest expense	108	241
Actuarial losses arising from:
- Changes in demographic assumptions	—	(210)
- Changes in financial assumptions	(290)	(353)
- Experience adjustments	—	(99)
Exchange differences on foreign schemes	—	(3)
Member contributions	1	4
Plan settlements	—	(21)
Benefits paid	(381)	(988)

Defined benefit obligation at end of period	7,844	8,320

Change in plan assets
Fair value of plan assets at beginning of the period	7,882	8,508
Interest income	104	218
Remeasurement gain on the return of plan assets, excluding amounts included in interest income	(141)	(116)
Administrative expenses	(4)	(9)
Exchange differences on foreign schemes	—	(1)
Employer contributions	135	287
Member contributions	1	4
Plan settlements	—	(21)
Benefits paid	(381)	(988)

Fair value of scheme assets at end of period	7,596	7,882

Amount recognised in the consolidated balance sheet consist of
Present value of defined benefit obligations	(7,844)	(8,320)
Fair value of scheme assets	7,596	7,882

Net liability	(248)	(438)

Non-current liabilities	(248)	(438)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	Six months ended 30 September 2018	Year ended 31 March 2018
Discount rate	2.9%	2.7%
Expected rate of increase in benefit revaluation of covered employees	2.4%	2.3%
RPI inflation rate	3.2%	3.1%

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits (continued)

For the valuations at 30 September 2018 and 31 March 2018, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 113 per cent to 119 per cent have been used for male members and scaling factors of 102 per cent to 114 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 108 per cent to 113 per cent have been used for male members and scaling factors of 102 per cent to 111 per cent have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 95 per cent has been used for male members and a scaling factor of 85 per cent has been used for female members.

There is an allowance for future improvements in line with the CMI (2017) projections and an allowance for long-term improvements of 1.25 per cent per annum.

Following consultation with employees, on 3 April 2017, the Group approved and communicated to its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from 6 April 2017. As a result, among other changes, future retirement benefits will be calculated each year and revalued until retirement in line with a prescribed rate rather than based upon a member’s final salary at retirement. As a result of the remeasurement of the schemes’ liabilities, a past service credit of £437 million arose and was recognised in the six month period ended 30 September 2017.

23	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £16 million (31 March 2018: £17 million) against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

Contingencies and commitments include tax contingent liabilities of £39 million (31 March 2018: £42 million). These mainly relate to tax audits and tax litigation claims.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature aggregating to £1,139 million (31 March 2018: £853 million) and £14 million (31 March 2018: £15 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £101 million (31 March 2018: £149 million). The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Notes (forming part of the condensed consolidated interim financial statements)

23	Commitments and contingencies (continued)

Commitments (continued)

Inventory of £nil (31 March 2018: £nil) and trade receivables with a carrying amount of £195 million (31 March 2018: £155 million) and property, plant and equipment with a carrying amount of £nil (31 March 2018: £nil) and restricted cash with a carrying amount of £nil (31 March 2018: £nil) are pledged as collateral/security against the borrowings and commitments.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 3,500 million of capital, of which CNY 2,875 million has been contributed as at 30 September 2018. The outstanding commitment of CNY 625 million translates to £70 million at 30 September 2018 exchange rate.

The Group’s share of capital commitments of its joint venture at 30 September 2018 is £147 million (31 March 2018: £159 million) and contingent liabilities of its joint venture 30 September 2018 is £1 million (31 March 2018: £1 million).

24	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	30 September 2018	31 March 2018 *Restated
Short-term debt	733	655
Long-term debt	3,625	3,076

Total debt*	4,358	3,731

Equity attributable to shareholders	9,474	9,976

Total capital	13,832	13,707

*	See note 2 for details of the restatement due to changes in accounting policies.
*	Total debt includes finance lease obligations of £19 million (31 March 2018: £19 million).

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement

Reconciliation of (loss)/profit for the period to cash generated from operations

(£ millions)	Three months ended		Six months ended
	30 September 2018	30 September 2017 *Restated	30 September 2018	30 September 2017 *Restated
Cash flows generated from/(used in) operating activities
(Loss)/profit for the period	(101)	306	(311)	758
Adjustments for:
Depreciation and amortisation	552	478	1,101	928
Write-down of tangible assets	18	—	18	—
Loss on sale of assets	4	—	4	3
Foreign exchange loss/(gain) and fair value adjustments on loans	8	(16)	61	(50)
Income tax expense/(credit)	11	76	(43)	195
Finance expense (net)	20	25	41	46
Finance income	(5)	(7)	(15)	(16)
Foreign exchange (gain)/loss on economic hedges of loans	(2)	2	(5)	17
Foreign exchange loss/(gain) on derivatives	11	(8)	21	(73)
Foreign exchange gain on other restricted deposits	(1)	—	(1)	—
Foreign exchange (gain)/loss on short term deposits	(2)	19	(51)	32
Foreign exchange loss/(gain) on cash and cash equivalents	12	13	(2)	32
Unrealised loss/(gain) on commodities	20	(49)	19	(41)
Share of profit from equity accounted investments	(3)	(61)	(33)	(138)
Fair value gain on equity investment	(6)	(2)	(7)	(2)
Pension past service credit	—	—	—	(437)
Exceptional item	—	—	—	(1)
Other non-cash adjustments	(1)	3	—	3

Cash flows generated from operating activities before changes in assets and liabilities	535	779	797	1,256

Trade receivables	(101)	124	329	220
Other financial assets	(7)	(4)	31	1
Other current assets	11	13	(45)	56
Inventories	(346)	34	(660)	(262)
Other non-current assets	(14)	(13)	(25)	(22)
Accounts payable	268	32	(820)	(456)
Other current liabilities	72	45	95	(22)
Other financial liabilities	(15)	25	17	41
Other non-current liabilities and retirement benefit obligations	(5)	12	(28)	29
Provisions	23	(38)	32	(88)

Cash generated from/(used in) operations	421	1,009	(277)	753

*	See note 2 for details of the restatement due to changes in accounting policies

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

(£ millions)	Short-term borrowings	Long-term borrowings	Finance lease obligations	Total
Balance at 1 April 2017	179	3,395	7	3,581
Proceeds from issue of financing	225	—	—	225
Repayment of financing	(306)	—	(1)	(307)
Fee amortisation	—	3	—	3
Foreign exchange	(12)	(20)	—	(32)
Long-term borrowings revaluation in hedge reserve	—	(89)	—	(89)

Balance at 30 September 2017	86	3,289	6	3,381

Balance at 1 April 2018	652	3,060	19	3,731
Proceeds from issue of financing	406	449	—	855
Repayment of financing	(379)	—	(2)	(381)
Foreign exchange	50	23	—	73
Interest accrued	—	—	2	2
Arrangement fees paid	—	(4)	—	(4)
Fee amortisation	1	3	—	4
Long-term borrowings revaluation in hedge reserve	—	89	—	89
Fair value adjustment on loans	—	(11)	—	(11)

Balance at 30 September 2018	730	3,609	19	4,358

Notes (forming part of the condensed consolidated interim financial statements)

26	Related party transactions

The Group’s related parties include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent company), subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with these related parties in the ordinary course of business including transactions for the sale and purchase of products and services with its joint ventures and associates. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements. All related party transactions are conducted under normal terms of business. The amounts outstanding are unsecured and will be settled in cash.

Six months ended 30 September (£ millions)	2018				2017
	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With associates of the Group	With immediate or ultimate parent and its subsidiaries, joint ventures and associates	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	273	2	—	46	350	2	31
Purchase of goods	—	—	—	106	—	2	69
Services received	—	108	1	55	65	73	46
Services rendered	68	—	—	—	53	—	—
Trade and other receivables	116	1	—	32	110	2	36
Accounts and other payable	—	29	—	67	—	21	36
Interest paid	—	—	—	1	—	—	—
Dividend received	22	—	—	—	53	—	—
Dividend paid	—	—	—	225	—	—	150

Compensation of key management personnel

Six months ended 30 September (£ millions)	2018	2017
Key management personnel remuneration	6	7

27	Subsequent events

In October 2018, the Company signed a loan agreement with a syndicate of banks for $1 billion and has since drawn down the full amount. The loan has a final maturity on 31 January 2025, with 20% amortising on 31 October 2022.